SINO CLEAN ENERGY INC.
Room 1605, Suite B, Zhengxin Building
No. 5 Gaoxin 1st Road, Gaoxin District
Xi’an, Shaanxi Province, PRC

September 6, 2011

Mr. Rufus Decker
Accounting Branch Chief
United States Securities and
Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Sino Clean Energy Inc.
Form 10-K for Fiscal Year ended December 31, 2010
Filed April 5, 2011
Form 10-Q for Fiscal Quarter ended March 31, 2011
Filed May 16, 2011
Forms 8-K
Filed May 18, 2011, June 17, 2011, and July 15, 2011
File No. 001-34773

Dear Mr. Decker:

Sino Clean Energy Inc., a Nevada corporation (“Sino Clean” or the “Company”), is in receipt of the letter issued on August 9, 2011 (the “Staff’s Letter”) addressed to Mr. Baowen Ren, regarding the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2010 (the “10-K” or “2010 Annual Report”), Quarterly Report on Form 10-Q for the fiscal quarter ended March 31, 2011 (the “10-Q”) and the Current Reports on 8-K filed on May 16, June 17, and July 15, 2011.

We hereby provide responses to the comments.  In order to facilitate the review by the Commission’s staff (the “Staff”) of the Registration Statement, we have responded to each of the comments set forth in the Staff’s Letter, on a point-by-point basis.  The numbered paragraphs set forth below respond to the Staff’s comments and correspond to the numbered paragraphs in the Staff’s Letter.

Mr. Rufus Decker September 6, 2011 Page 2

General

1.
Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings, including your interim filings, if applicable.

COMPANY RESPONSE: The Company understands the request and will comply.

Item 1. Business, page 1

Corporate History and Structure, page 2

2.
Please file the agreements related to the 2009 restructuring as exhibits to your future annual reports. To the extent that the agreements discussed in the “Acquisition of Minority Interest” discussion on page 67 are outside the scope of the 2009 restructuring agreements, please ensure that you also file them as exhibits to your future annual reports. Refer to Item 601(b) of Regulation S-K. Otherwise, please tell us why you would not be required to file these agreements as exhibits.

COMPANY RESPONSE: The agreements related to the 2009 restructuring were filed with the Current Report on Form 8-K, filed on January 7, 2010, and referenced as Exhibits to the Annual Report on Form 10-K for the year ended December 31, 2009 (the “2009 Annual Report”).  The references were inadvertently omitted from the 2010 Annual Report.  The Company will include the references in its future 10-K.

The Securities Purchase Agreement relating to the “Acquisition of Minority Interest” with Mr. Peng Zhou, which is discussed on page 67, is from June 2008 and was filed on a Current Report on Form 8-K on September 17, 2008 and was referenced as an Exhibit to the 2009 Annual Report.  The reference was inadvertently omitted from the 2010 Annual Report.  The Company will include the references in its future 10-K.

The additional shares transfer agreements discussed in connection with the “Acquisition of Minority Interest” will be included in the Exhibit List and filed with the Company’s future 10-K.

Raw Materials, page 16

3.
Please tell us what consideration you have given to filing the agreement with your largest supplier, Tongchuan Zhaojin Xinyuan Coal Mine, as an exhibit to your annual report. Based also on your “We place significant reliance on one major supplier...” risk factor on page 26, it appears that your business is substantially dependent on your main coal supplier. See Item 601(b)(10) of Regulation S-K.

COMPANY RESPONSE: The Company has considered the impact of the agreement’s content on the Company’s operation and financial performance.  Although the Company does not rely solely on one supplier, two suppliers accounted for more than 10% of the Company’s raw material supply in 2010.

Mr. Rufus Decker September 6, 2011 Page 3

Tongchuan Zhaojin Xinyuan Coal Mine, referenced in the Staff’s comment, was the third largest supplier of the Company, supplying approximately 9% of total purchase of coal.  However, Tiefa Coal Company and Tongchuan Mine Business accounted for 35.9% and 31.6%, respectively, of our total coal supply in 2010. The Company is actively looking for more coal suppliers to diversify and avoid concentration risk.  The Company will file the agreements with Tiefa Coal Company and Tongchuan Mine Business  in its future 10-K.

We will re-evaluate the risk factor noted in the Staff’s comment at the time of our next periodic filing and determine if the risk factor needs to be modified or eliminated, as appropriate, since we do not currently rely on just one supplier.

Customers, page 20

4.
We note your “Facilities” discussion on page 19, where, among other things, you discuss the capacity expansion of your Guangdong facility and the expected $13.6 million of capital expenditures. Given that your sales are concentrated regionally (we note your disclosure about sales to customers within a 200 kilometer radius), with a view towards future disclosure, please provide us information about the category of customers which the Guangdong facility currently serves, including the prospective customers of the additional 750,000 metric tons capacity.

COMPANY RESPONSE: The Guangdong facility primarily serves local industrial businesses, including the expected prospective customers that will result from the additional 750,000 metric tons capacity. The facility is located in Dongguan City, which is an important concentrated industrial zone in Guangdong province. Currently, only less than 2% of our customers served in Guangdong are residential buildings, hospitals or government buildings.

Customer & Supply Contracts, page 21

5.
It is unclear from your disclosure whether the CWSF’s sales to your largest customer, Haizhong Heating, fulfill only Haizhong Heating’s residential heating services, or whether it also covers Haizhong Heating’s heating services to local businesses and hospitals. In this regard we note your “Top Ten Customers” disclosure on top of page 21 where Haizhong Heating’s services are designated as “Residential Heating,” as well as your disclosure on page 22 where you disclose that Haizhong Heating has signed an exclusive agreement with Shenyang municipal government to provide heat to “local businesses, residential buildings and hospitals within an area of 1,200 hectares.” With a view towards future disclosure, please provide us supplementally with a break-down of the categories of sales to Haizhong Heating during 2010.

COMPANY RESPONSE: We are the exclusive CWSF supplier to Haizhong Heating. Haizhong Heating is a third-party municipal heat supplier that supplies heat both residentially and commercially.  Haizhong Heating has signed an exclusive agreement with the Shenyang municipal government to provide heat to a large master planned community consisting primarily of residential buildings within an area of 1,200 hectares. Since Haizhong Heating is our direct customer, we do not maintain or collect data regarding the volume of sales that are made residentially and commercially by Haizhong Heating to its customers after we complete our sales to Haizhong Heating.  As the economic zone develops, we anticipate that Haizhong Heating’s customer base may change, therefore it is not practicable for us to collect this data or disclose it in our filings.

Mr. Rufus Decker September 6, 2011 Page 4

Management’s Discussion and Analysis, page 45

General

6.
On page 6, you indicate that in January 2010 your run-rate capacity increased to 850,000 metric tons per annum. You further indicate that for the year ended December 31, 2010 you sold approximately 982,167 metric tons of CWSF, representing substantially all of your production in that year. Please discuss how you were able to produce amounts substantially in excess of your run-rate capacity.

COMPANY RESPONSE: The run-rate capacity of 850,000 metric tons per annum is based on standard running capacity without over-time work. The standard running capacity is calculated at a basis of  10 hours per working day and 300 working days per annum. The actual production capacity of approximately 982,167 metric tons for the year ended December 31, 2010 included overtime production due to increased demand by our customers. Customers are required to communicate to us the monthly estimated demand for future months, so that we can schedule our production lines output to satisfy such demand.

7.
On page 25, you state that the consumption of CWSF is seasonal in nature. Please discuss the seasonality of your business in MD&A. Your discussion should include the periods impacted along with the corresponding expected impact on revenues and net income.

COMPANY RESPONSE: The Company’s sales are usually higher in the winter months as the demand for thermal or heat supply is greater. Seasonality is more obvious in the northern part of China, like Shenyang where the temperatures are colder in the winter months. The seasonal effect on the Company’s overall performance in 2010 was not material because there were new contracts signed with four new customers in the second quarter which compensated for the decrease in revenues in summer months.

In 2011, with the development in Guangdong province, which focuses primarily on industrial business, the Company anticipates that the percentage of the Company’s industrial customer base will increase so that the seasonal impact on the Company’s revenues and net income as a result of seasonality will be even further diminished. The Company will add this disclosure in the MD&A in its future 10-K and future filings.

8.
Your disclosure in the last paragraph on page 17 states that demand for residential CWSF use peaks between the months of October through March since they are the peak heating periods in the markets that you currently serve. Please note that your results of operations and liquidity discussions must identify any known trends or any known demands, commitments, events or uncertainties that will result in or that are reasonably likely to result in your liquidity increasing or decreasing in any material way or that may have a material favorable or unfavorable impact on net sales or revenues or income from continuing operations. Given that a substantial portion of your business depends on sales to Haizhong Heating which appears to provide residential heating services, please revise to provide a comprehensive discussion of your operating and liquidity trends. See Items 303(a)(1) and (3) of Regulation S-K.

Mr. Rufus Decker September 6, 2011 Page 5

COMPANY RESPONSE: Haizhong Heating was the largest customer in consumption in 2010. The Company realizes that seasonality plays a large part with respect to residential CWSF use, because of the peak in usage between the months of October through March. In response to this business risk, the Company has expanded its customer base to introduce more industrial customers who are not seasonal customers, since their need for CWSF does not change during the year.  We entered into contracts with four new customers, who together took 15% of total production capacity and 17% of sales of Shenyang in 2010. During the year, 53.8% of the total sales served industrial industry and 46.2% served residential or commercial industry.

Furthermore, the Company will continue to develop different sources of customers in the Southern part of China where there is limited seasonality risk, like Guangdong province, where the focus is the industrial business. Furthermore the Company realizes that it is important to balance our customer portfolio in order to utilize our production facilities throughout the year.

Results of Operations, page 49

9.	If currency fluctuations have a significant impact on your revenues or expenses, please disclose the impact.

COMPANY RESPONSE: The majority of the Company’s business is transacted in China and the Company has used Renminbi as the functional and operational  currency. Currency fluctuations do not have a significant impact on revenues or expenses.

10.	Given the significant increase in revenues of 131% from the year ended December 31, 2009 to December 31, 2010, please address the following:

Please expand your disclosures to provide a comprehensive discussion of the factors that resulted in the increase. Please separately quantify the impact of each factor which impacted revenues. For example, please discuss and correspondingly quantify whether the increases in revenue are attributable to increases in prices, increases in the volume of goods sold, or due to the introduction of new products. Refer to Items 303(a)(3)(iii) of Regulation S-K and Financial Reporting Codification 501.04;

and

You state that the significant increase in revenues is primarily attributable to the increased production from the 200,000 metric ton production line added in 2010 which led to an increase in sales to customers. Your revenues increased by 131% from the year ended December 31, 2009 to December 31, 2010; however, your annual production capacity only increased by approximately 30% and the tons per year under CWSF agreements only increased by 63%. Please further clarify your disclosures.

Mr. Rufus Decker September 6, 2011 Page 6

COMPANY RESPONSE: Total annual sales of the Company for 2010 was $106,273,785, which increased by 131% when compared to $46,012,353 for 2009.

In Tongchuan, the volume of sales in 2010 increased by 47% although the purchase price of product only increased by 2% due to the fixed unit pricing pursuant to our customer agreements. As a result, Tongchuan contributed 49% to the Company’s sales in 2010.

As shown on page 19 of the Form 10-K, the production line in Shenyang commenced operations in October 2009, so its production only contributed to three months of sales, which was 14% of the Company in 2009, compared to 44% of the total sales of the Company in 2010. For the year ended December 31, 2010, the production capacity of Shenyang increased 6 times with no increase in pricing. The impact of the full year of new production in Shenyang resulted in a significant increase in sales on a year-to-year basis.

Sales increased 131% due to an increase in customer demand by 124% and selling prices increased by 7% as compared with 2009. Obviously, the primary factor contributing to the increase was the increase in sales volume in Shenyang, which commenced operations in late 2009, and is the reason that such productivity did not reflect an increase in annual production capacity in 2010. Such clarification will be included in the Company’s future 10-K and future filings.

11.
Your total selling expenses were $4.6 million of which $4.5 million were for transportation costs. Please further explain the nature of these costs and how you determined that they should be included in selling expenses. On page 21, you state that CWSF transportation costs and the associated risks are covered by you at both the Tongchuan facility and the Shenyang facility. Please tell us whether the transportation costs included in selling expenses are the costs to transport your CWSF. If so, please help us understand why these costs would not be reflected in cost of goods sold.

COMPANY RESPONSE:  Transportation costs consist mostly of fees paid to third party logistic companies. In 2009 and prior, transportation cost were paid mostly by our customers. During the year ended 2010, the Company re-negotiated our annual contracts with all customers (including customers of the Tongchuan and Shenyang facilities), and we became responsible for paying the transportation costs. As part of the re-negotiated contracts, selling prices were adjusted upward to offset the transportation expenses now being paid by the Company. As a result, the Company encountered a large fluctuation in transportation cost which was previously borne by our customers in 2009 and in prior years.

Transportation cost is not directly related to the production of our CWSF, rather, it occurs when our product is sold to our customers. This cost represents a variable in the selling price since it will be adjusted to reflect the distance of the transported product, which is customer-specific.  As a result, we classify the transportation costs as selling expenses and do not include it in the cost of goods sold. We will expand our accounting policy disclosures in our future financial statements to indicate and explain this classification.

Mr. Rufus Decker September 6, 2011 Page 7

12.
Please discuss your transportation costs as a percentage of your sales. In this regard, it appears that your 2010 versus 2009 transportation costs increased a faster rate than your increase in your sales for the same period.

COMPANY RESPONSE:  As discussed in response to Comment 11, when the Company renewed and re-negotiated its sales contracts, it agreed to be responsible for paying the transportation charges, which previously were paid directly by customers in 2009. Accordingly, it is reasonable that the increase in transportation costs was greater than the increase in sales for 2010 when compared to 2009 due to such changes. Such discussion will be included in the Company’s future 10-K and future filings.

13.
General and administrative expenses increased approximately 43% for the year ended December 31, 2010 compared to the year ended December 31, 2009. You state that this is primarily attributable to the expansion of your operating size. Please disclose in further detail the components of general and administrative expenses which increased as well as the reasons for the increase.

COMPANY RESPONSE:  General and administrative expenses increased 43% for the year ended 2010 when compared to 2009. Audit, legal consulting, and other legal and professional fees totaling $527,000 accounted for 68% of the total increase of general and administrative expenses. The increase in those costs resulted from increased public company reporting costs, acquisition due diligence expenses and advisory services on legal and financial reporting.

The general expenses associated with the development of our new plant in southern China also contributed to the significant increase in general and administrative expenses. Travelling expenses of $70,000 and research and development expenses of $149,000 represented about 9% and 20% of the total increase in general and administrative expenses, respectively. Other administrative expenses increased as a result of growing the business including entertainment, marketing expenses and office supplies. Such discussion will be included in the Company’s future 10-K and future filings.

14.	Coal is the primary raw material used to produce CWSF and accounted for approximately 82% of your cost of goods sold for the year ended December 31, 2010. In this regard, please address the following:

Please disclose the actual impact of the change in the market price of coal and CWSF on your revenues and gross profit margin; and

COMPANY RESPONSE: The average unit price of coal increased by $1.8 per Metric Ton (“MT”) or 3.5% from $52.0 per MT in 2009 to $53.8 per MT in 2010. The negative impact of the increase in raw material cost was offset by the increase in the selling price of our CWSF. The average unit price of CWSF increased by $7.3 per MT or 7.2% from $100.9 per MT in 2009 to $108.2 per MT in 2010. As a result, the gross profit margin increased from 37.1% to 39.4%. The following table sets forth the gross profit and gross margin of the Company for the year ended December 31, 2010 and 2009 respectively:

Mr. Rufus Decker September 6, 2011 Page 8

	2010			2009
	Quantity	Unit price	Amount	Quantity	Unit price	Amount
	MT	$/MT	US$	MT	$/MT	US$

Revenue	982,167	108.2	106,273,785	456,197	100.9	46,012,353
Cost of goods sold
- Coal	982,167	53.8	52,844,787	456,197	52.0	23,716,734
- Others	982,167	11.8	11,600,075	456,197	11.4	5,206,112
		65.6	64,444,862		63.4	28,922,846

Gross profit		42.6	41,828,923		37.5	17,089,507

Gross margin		39.4%	39.4%		37.1%	37.1%

On page 21, you disclose that if the market price of CWSF differs by more than 10% of the original price quoted in your sales contracts, either above or below, the sales price is re-negotiated. On page 22, you disclose that if the market price of coal exceeds the price initially quoted in your supply contracts by 20%, then a new supply contract can be negotiated. This indicates that in periods of decreasing coal prices you may be required to continue to pay for coal at higher prices but may have to renegotiate sales contracts with your customers at lower sales prices. Please advise.

COMPANY RESPONSE: The government grants subsidiaries to industrial users to compensate for high increases in coal prices and also limits price increases for coal suppliers and producers to control inflation. Coal prices have been on the rise. As a result, management considered the pricing arrangements in the contracts to be a beneficial strategy because the prospect of decreasing coal prices hurting the Company’s profit margin is, on balance, very slim.

15.
Your gross profit margin improved from 37% to 39.27% in 2010 as a result of better pricing. Please help us better understand how you are able to earn these gross profit margins, including whether your gross profit margins are consistent with those of your competitors.

COMPANY RESPONSE:  The increase in gross profit margin for the year ended 2010 is mainly due to increase in sales from our Shenyang facility, which has a better gross margin percentage. Shenyang’s gross profit margin was not fully reflected for the year ended 2009 since production did not commence until October 2009. We were able to obtain better margins with our customers in Shenyang as our agreements were signed at higher prices because at the time of negotiation, there were no other CWSF suppliers in Shenyang in 2009. With the higher selling price in Shenyang, the gross profit margin for Shenyang was maintained at over 40%.

Mr. Rufus Decker September 6, 2011 Page 9

Our Tongchuan facility maintained its gross profit margin between 35% and 40% for 2010, which was similar to 2009. As a result, the gross profit margin for the Company then increased to 39.27%. The production of CWSF has been trending upward, and supply has not been able to meet current demand. Therefore, the Company negotiation power has been great.  With regard to the question that whether our gross profit margins are consistent with those of our competitors in the market, the Company does not have access to information to do a comparison.

16.
Your interest income for the year ended December 31, 2010 was $.1 million. The average of your beginning and ending cash and cash equivalents balances for 2010 was approximately $36.7 million, which indicates that the interest you earned on your cash and cash equivalents was .2% during 2010. Please help us better understand why the annual interest percentage earned on your cash and cash equivalents would appear to be so low.

COMPANY RESPONSE:  The Company’s cash as at December 31, 2010 amounted to US$ 52.1 million. Of that amount, US$ 28.8 million came into our Company’s bank account in late December 2010 from the proceeds of our public offering. (i.e. not available for use by the Company for most of  2010). Thus, one cannot just use the average of the cash balance between the beginning of the year and end of the year to estimate the interest income since more than 50% of the cash on the balance sheet as of December 31, 2010 was deposited in December 2010. If the weighted average method is used to calculate the average cash balance, the average interest rate calculated is more meaningful.

The Company keeps its cash in current accounts or demand deposits to meet operating needs. As at December 31, 2010, approximately US$ 23.3 million was kept in China. According to the People’s Bank of China, the applicable interest rate of demand deposit is of 0.36% which was close to the 0.2% earned by the Company in 2010.

The Company chose not to put the cash into short-term investments which may have provided a higher yield due to our desire to maintain a reserve of cash for maintaining liquidity. The major component of cost of goods sold is coal, which is a limited resource in China. The Company aims to maintain sufficient cash for the advance to suppliers and to deal with the fluctuations in the commodities market. Another reason is cash is reserved for development and acquisitions. Since time is required for efficient investment and liquidity is a  key factor for the Company, no temporary investment of cash has been made at this time.

17.
You indicate on page 36 that you have not made statutory contributions to the public housing fund for your employees in accordance with applicable regulations and this could subject you to fines and other penalties. Please quantify these statutory contributions for each period presented and the amount in the aggregate. Please clarify whether you have provided an accrual for such contributions and if not, why not.

COMPANY RESPONSE:  The public housing fund was first incorporated in 2008 by the Chinese government to enhance the standard of living by contributing 5% to 20% of each employee’s monthly salary to such fund. The Chinese government encouraged corporations to participate in this contribution scheme, but at the time the government had not implemented any compulsory compliance. As a result, the Company did not make any statutory contributions to the public housing fund and no liability had to be borne. However, commencing in 2011, the Chinese government has begun to put more emphasis on the public housing fund, so the Company will make suitable provision going forward to reflect the obligation.

Mr. Rufus Decker September 6, 2011 Page 10

 We believe that the amount of our unrecorded potential contribution to the public housing fund up to year ended December 31, 2010 is about US$160,000, which represents an immaterial adjustment when compared to the Company’s financial results for the year.

Liquidity and Capital Resources, page 50

18.	Please provide a detailed discussion of the underlying reasons for your increase in cash flows from operations.

COMPANY RESPONSE:  The increase in cash flows from operations is mainly due to the increase in sales by the Company. From the consolidated statement of cash flows of the Form 10-K page F-6, the cash flows from operating activities before change in operating assets and liabilities increased from $16,957,039 in 2009 to $30,159,729 in 2010.Thisincrease is approximately equal to the increase in net cash generated from operating activities. This reflects that the increase in cash flows from operating activities was mainly due to the results shown in the statement of operations (i.e., net income) rather than the movement of balance sheet items.

19.	You indicate that your use of cash for investing activities includes the prepayment of coal. However, this use of cash appears to be an operating activity. Please advise or revise accordingly.

COMPANY RESPONSE: We concur that the prepayment of inventory is an operating activity, which we reflected as such on our consolidated statements of cash flows. We will remove the reference of prepayment of coal from our future discussion of investing activities.

20.
Please discuss any restrictions that impact your ability to transfer cash within your corporate structure, if any, including transferring cash to offshore companies. Please discuss the nature of any restrictions on your subsidiaries’ net assets, amounts of those restricted net assets, and the potential impact on your liquidity, financial condition, and results of operations. Please also disclose the amount of cash held in US Dollars, if any.

COMPANY RESPONSE: There is no restriction on transferring cash among entities in the same business group in China as far as the required documentations can be provided. As a country with foreign exchange control, China has strict regulations imposed upon the outflow and inflow of foreign currencies. The purpose is to avoid money inflows which influence the country’s financial stability. As a result, approvals are required from various regulatory authorities prior to any transfers of cash into or out of the country. Funds coming in from overseas usually takes the form of an investment in the share capital of the Company.

There are also restrictions on transferring cash out of China. Such transfer out of China usually take the form of a dividend which needs to be approved by government authorities.

Mr. Rufus Decker September 6, 2011 Page 11

The Company believes that the restrictions on transfers of funds in China do not have much influence on the liquidity of our Company because most of our operations are carried out within Mainland China. The offshore companies in our Group do not independently generate any cash and only have a small amount of expenses, which do not affect the whole Company. The proceeds raised from the offering in the U.S. in 2010  had been maintained in a U.S. bank account and could be transferred to China by an increase in the share capital investment of the Company’s subsidiaries in China. The relevant Chinese authority will first approve the increment in share capital of the Company’s subsidiary in China and grant the approval of the incoming funds from the United States as the additional share capital of the Company’s subsidiary.

As at June 30, 2011 and December 31, 2010, the amount of cash held in U.S. Dollars amounted to approximately US$0.3 million and US$28.8 million respectively.

21.	Please expand your capital expenditures discussion to indicate the general purpose of your commitments and the anticipated source of funds needed to fulfill them. See Item303(a)(2) of Regulation S-K.

COMPANY RESPONSE :  The capital expenditure commitment of US$3.9 million represents the commitment to build production facilities for  the Company’s Nanning production plant. The Company planned to establish new production facilities in Nanning city, Guangxi province as a part of the Company’s business development in the southern part of China. The Company entered into an agreement with Guangxi New Heat Energy Company pursuant to which we acted as the exclusive CWSF provider in the Jin Kai Industrial Park of Nanning Economic and Technological Development Area.

The Company expected to commence construction on the facility in mid 2011 and anticipated completing construction in Nanning by the end of 2011, so capital commitment was disclosed for further information to readers. However, the local government of Development Zones in Guangxi has not yet completed the required procedures for us to acquire the land for our 500,000 metric ton new project in Nanning. Thus, the project is now pending approval.

The Company believes that it maintains sufficient cash and cash equivalents as at  December 31, 2010 and also as of June 30, 2011to meet the capital requirement for this project.

Item 9A – Controls and Procedures, page 52

Evaluation of Disclosure Controls and Procedures, page 52

22.
Please revise to state that the term “disclosure controls and procedures” is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act, and not Rule 13a-14(c). In addition, we note that the description of the disclosure controls and procedures appears to be based on the definition of disclosure controls and procedures set forth in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As described, however, the evaluation does not fully conform to the definition in those rules. Specifically, the description does not indicate that your controls and procedures are designed to ensure that information required to be disclosed by the company in the reports that it files or submits under the Exchange Act is accumulated and communicated to the company’s management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise accordingly. Alternatively, you may simply state that your certifying officers concluded on the applicable dates that your disclosure controls and procedures were, or were not, effective.

Mr. Rufus Decker September 6, 2011 Page 12

COMPANY RESPONSE: We will revise the description of the disclosure controls and procedures based upon the definition in Rule 13a-15(e) of the Securities Exchange Act in our future 10-K.

Management’s Report on Internal Control Over Financial Reporting, page 52

23.
You disclose that due to the presence of a material weakness, management concluded that internal control over financial reporting was ineffective for the period presented. With a view toward future disclosure, please tell us what impact, if any, the control deficiency had on the company’s financial reporting and what actions management has undertaken or plans to implement to remediate the material weakness. We may have additional comments upon review of your response.

COMPANY RESPONSE: In April 2011, in connection with the Company’s implementation of SOX404, Ernst & Young (“EY”) conducted an internal control review of the Company to assess control design effectiveness (including entity level controls, process level controls, IT general controls and IT application controls) and perform testing to assess the control operational effectiveness. We will implement the remedies proposed by EY in the first phase report. We will continue to conduct the second phase internal control review by EY in early 2012. The Company is also in the process of upgrading its finance and accounting team by recruiting supervisors with more U.S. GAAP reporting experience and relevant professional knowledge, training will also be provided to upgrade the competence of senior staff.

24.
We note that you conduct substantially all of your operations outside of the United States. In order to enhance our understanding of how you prepare your financial statements and assess your internal control over financial reporting, we ask that you provide us with information that will help us answer the following questions:

How do you evaluate and assess internal control over financial reporting?

In connection with your process to determine whether your internal control over financial reporting was effective, please describe whether and how you considered controls to address financial reporting risks that are relevant to all locations where you have operations.

If you have an internal audit function, please describe it and explain how, if at all, that function impacted your evaluation of your internal control over financial reporting.

COMPANY RESPONSE: Currently the Company is using UFIDA software to manage the bookkeeping for our operations in different locations. Currently there are two staff members in the accounting department for each operating location, including Shenyang, Tongchuan and Dongguan. One of them is mainly responsible for cashier, documentation and voucher preparation, and the other staff member is the senior in-charge who communicates with central accounting department in Xi’an, monitors and controls the accounting department from proper delegation of duty, proper authorization and compliance with the laws and regulations. The operating location prepares the monthly report on a monthly basis and sends it to the central office in Xi’an within 5 days after the month’s end.

Mr. Rufus Decker September 6, 2011 Page 13

There are seven accounting staff members in the accounting department in Xi’an. They are also responsible for maintaining costing function and co-operating with U.S. GAAP reporting.

The Company maintains a written control manual which sets out the job responsibilities for each different position. It clearly sets out the job duties and procedures, segregation of duties by different level and required authorization on accounting documents and bank/cash movement.

Even though there is still much room for improvement, we consider the internal control of financial reporting system to be reliable. The possibility of fraud and error is under the Company’s control, and the finance department has a proper structure with suitable authority flow. The risk of misstatement has been reduced to an acceptable level.

The Company currently does not incorporate an internal audit function, but in early 2011, the Company employed EY for an internal control assessment. Due to size of the Company, there is room to improve the governing, financing and operating system. Management is considering establishing an internal audit department for operating efficiency and to set out Company policy and procedure.

How do you maintain your books and records and prepare your financial statements?

If you maintain your books and records in accordance with U.S. GAAP, describe the controls you maintain to ensure that the activities you conduct and the transactions you consummate are recorded in accordance with U.S. GAAP.

If you do not maintain your books and records in accordance with U.S. GAAP, tell us what basis of accounting you use and describe the process you go through to convert your books and records to U.S. GAAP for SEC reporting. Describe the controls you maintain to ensure that you have made all necessary and appropriate adjustments in your conversions and disclosures.

COMPANY RESPONSE:  Since all of our operations are conducted in China, our accounting books are generally kept in accordance with Chinese GAAP to meet local statutory requirements. At the end of each reporting period, our VP Finance, Mr. Chan converts the financial statements into U.S. GAAP for SEC reporting purposes. The converted financial statements are then reviewed by our Chief Financial Officer, Ms. Wendy Fu and the Company’s U.S. attorney for compliance with U.S. GAAP and SEC reporting requirements. The financial statements are approved by the audit committee before submitted to the board of directors. Mr. Chan is experienced in U.S. GAAP reporting. Ms. Fu is a qualified accountant, experienced and familiar with the reporting standards of U.S. GAAP.

Mr. Rufus Decker September 6, 2011 Page 14

What is the background of the people involved in your financial reporting? We would like to understand more about the background of the people who are primarily responsible for preparing and supervising the preparation of your financial statements and evaluating the effectiveness of your internal control over financial reporting and their knowledge of U.S. GAAP and SEC rules and regulations. Do not identify people by name, but for each person, please tell us:

•	what role he or she takes in preparing your financial statements and evaluating the effectiveness of your internal control;

•	what relevant education and ongoing training he or she has had relating to U.S. GAAP;

•	the nature of his or her contractual or other relationship to you;

•	whether he or she holds and maintains any professional designations such as Certified Public Accountant (U.S.) or Certified Management Accountant; and

•
about his or her professional experience, including experience in preparing and/or auditing financial statements prepared in accordance with U.S. GAAP and evaluating effectiveness of internal control over financial reporting.

COMPANY RESPONSE :   The required information is as follows:

Title	Experience in accounting (year)	Expertise	Professional designations	Job duty

Chief Financial Officer	18	Financial Accounting	CPA	Overseeing the corporate finance function

VP Finance	25	Financial Accounting	Chartered Accountant, Australia	Financial reporting, converting the financial statements from PRC GAAP to U.S. GAAP

Financial Controller	15	Financial Accounting	Certified Public Accountant, China	Policy setting and implementation Training of Finance staff Advise on investment and financing

Financial manager	6	Finance, Computer system, Microsoft	Certified Accounting Officer, China
Comprehensive work related to
accounting department
Analyze the Company’s financial
information, ensure compliance
with laws and regulations
Prepare the Company’s financial
reports
Assist CEO on financial related work

Financial accountant	6	Accounting software	Certified Accounting Officer, China	Document accounting records Ensure the accounting process complies with relevant standards and requirements

Tax accountant	5	Network maintenance and tax affaire	Certified Accounting Officer, China	Prepare all kinds of tax returns Handle social-insurance

Cashier	6	Accounting	Certified Senior Accounts Clerk, China	Keep cash and cheques Bank reconciliation Check claim forms Cash handling

Mr. Rufus Decker September 6, 2011 Page 15

The above people are employees of the Company working in the Company’s finance department. All the accounting staff in the finance department are routinely supervised by the Financial Controller, who is a Certified Public Accountant in China. Other than the Chief Financial Officer and the VP Finance, although they have not any relevant education or have they had any training relating to U.S. GAAP, they all hold required professional certificates to carry out their accounting duties in China. The finance manager has practical experience in U.S. GAAP reporting because he has been engaged in the preparation of the Company’s quarterly and annual reports for three years. Our VP Finance, Mr. Chan, is responsible for the preparation of 10-Q and 10-K reports.

Our finance department is well-structured and monitored by competent staff with clear control and instruction. Employees are required to adhere to their jobs responsibilities and report to management on a timely basis.

If you retain an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, please tell us:

•	the name and address of the accounting firm or organization;

Mr. Rufus Decker September 6, 2011 Page 16

•	the qualifications of their employees who perform the services for your company;

•	how and why they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each accounting firm or organization in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

COMPANY RESPONSE: The Company currently does not engage any outside accounting firm to prepare its financial statements. In early 2011, the Company employed EY for an internal control assessment, the details are as follows:

Name:	Ernst & Young (China) Advisory Limited – Beijing Branch Office

Address:	Level 5, Ernst & Young Tower, Oriental Plaza, No.1 East Chang An Avenue, Dong Cheng District, Beijing, China 100738

Qualifications:	CPA firm

Reason for selection:	E&Y is a “Big 4” international accounting firm

Hours spend:	Approximately 500 man hours

Fee:	RMB 690,000

If you retain individuals who are not your employees and are not employed by an accounting firm or other similar organization to prepare your financial statements or evaluate your internal control over financial reporting, do not provide us with their names, but please tell us:

•	why you believe they are qualified to prepare your financial statements or evaluate your internal control over financial reporting;

•	how many hours they spent last year performing these services for you; and

•
the total amount of fees you paid to each individual in connection with the preparation of your financial statements and in connection with the evaluation of internal control over financial reporting for the most recent fiscal year end.

Do you have an audit committee financial expert?

You have identified an audit committee financial expert on page 58. Please describe his or her qualifications, including the extent of his or her knowledge of U.S. GAAP and internal control over financial reporting.

Mr. Rufus Decker September 6, 2011 Page 17

COMPANY RESPONSE: Since the identification of the audit committee financial expert in the Company’s Form 10-K for the year ended December 31, 2010, the Board has appointed a new independent director, Mr. Paul Chiu, who serves as Chair of the Audit Committee and is a financial expert. Mr. Chiu, age 66, has been serving as a director of Wai Chong Company, a member of the Chinese Gold & Silver Exchange in Hong Kong, since January 2011. He was also appointed as independent director of China Ritar Power Corp., a Chinese battery manufacturer, and a director of Lightscape Technologies Inc., a company providing LED solution services and engaged in outdoor media advertising in Hong Kong and China, in June 2011. From December 2005 to December 2010, Mr. Chiu was a financial consultant for Lightscape Technologies Inc., responsible for SEC financial reporting and compliance. Mr. Chiu received a bachelor of commerce degree in accounting and business studies from the University of Ottawa in Canada in 1969. He received an MBA from the University of British Columbia in Canada in 1970. Mr. Chiu became a Chartered Accountant of Canada in 1972. He is also a member of Ontario Institute of Chartered Accountants and Canadian Institute of Chartered Accountants.

During 2005 to 2010, as a financial consultant for Lightscape Technologies Inc., Mr. Chiu was involved with the preparation of SEC 10-Q and 10-K and other related filings and responses to SEC comments. He was also responsible for review of month end closings and quarterly consolidations of 18 subsidiaries and conversion of accounting records from Hong Kong International financial standards to U.S. GAAP.

In addition, he was engaged in the review of assumptions and yardsticks in the preparation of valuation reports on goodwill, intangible assets and financial instruments including derivatives and shares option. These reports were usually prepared by the company and in some cases, reports were undertaken by third-party valuation firms.

With respect to his knowledge of internal control over financial reporting, Mr. Chiu oversaw accounting and reporting in Beijing and Singapore in additional to Hong Kong to ensure compliance with internal control procedures pursuant to U.S. GAAP, establishing guidelines for governance and coordinating with US audit firms in the timely completion of statutory audits.

The Company does not retain any individuals who are not our employees and are not employed by an accounting firm or other similar organization to prepare our financial statements or evaluate our internal control over financial reporting

Item 10.  Directors, Executive Officers and Corporate Governance, page 53

Current Executive Officers and Directors, page 53

25.
Please revise each director’s biographical information to include relevant disclosure about his or her qualifications and the particular areas of each director’s expertise. Refer to Item 401(e)(1) of Regulation S-K.

Mr. Rufus Decker September 6, 2011 Page 18

COMPANY RESPONSE: The following are the revised biographies for each of our directors who were included in the Form 10-K.  We have included additional disclosure that we believe is relevant as required by Item 401(e)(1) of Regulation S-K.

Baowen Ren has served as the Company’s Chief Executive Officer and Chairman of the Board since October 2006. He is primarily responsible for the overall strategic planning, formulation of the corporate policies, the corporate development and also the day-to-day management of the Group. Mr. Ren has over 16 years of management experience in the manufacturing industry. In 1995, he established the Shaanxi Blue Tide Apparel Manufacturing Group. From January 2003 to December 2009, Mr. Ren served as the Chairman of the Board and Chief Executive Officer of Suo'ang BST. Mr. Ren, is a prominent figure in China's CWSF industry with over seven years' experience in CWSF research, development and sales. As a member of the China CWSF Research Center, the China Association of Environmental Protection Industry, and the China Association of Low-Carbon Economy, Mr. Ren is very familiar with China's clean energy policies, regulations, directions and the role that CWSF plays within China's clean coal technology plan. Since 2005, Mr. Ren has built the largest CWSF production base in northwest China. In 2008, Mr. Ren issued the paper "The Development of CWSF under the Movement of National Energy Conservation and Emission Reduction", which was adopted by the National CWSF Promotion Work Conference Paper Collection. Mr. Ren has been awarded numerous accolades and acknowledgements for his achievements and success, including a designation as "Shaanxi Top 10 Entrepreneur". Mr. Ren is a member of the Political Consultative Conference Shaanxi Tongchuan Committee. Mr. Ren graduated with a B.A. degree Chinese Language and Literature from Shaanxi Normal University in 1992 and a master degree in business administration from Northwest Jiao Tong University in 2009.

Peng Zhou has served as a director on our Board since October 2006 and as Chief Operating Officer of Shenyang Energy since October 2009. Mr. Zhou is primarily responsible for production, research and product development, and technology teams. He has over 10 years experience in the industry of manufacturing CWSF.  He served as the General Manager of Suo'ang BST from January 2005 to December, 2009. In April 2000, Mr. Zhou established Shaanxi Pengyuan Technology Co., Ltd. and served as the General Manger of the company. In 1992, Mr. Zhou graduated from Xi'an Jiao Tong University and received a B.A. degree in Statistics.

Wenjie Zhang has served as a director on our Board since October 2006. Mr. Zhang is primarily responsible for the design and planning of the Group’s production facilities. He has over 13 years experience in business and production facilities construction administration. He was the co-founder of Suo'ang BST. From January 2002 to December 2005, Mr. Zhang was the Manager of Engineering Department of Hanzhong International Trade Co., Ltd. In 1995 Mr. Zhang graduated from the Xi'an Science Institution and received a B.A. degree in Administration, and in 1997 graduated from Shaanxi Hanzhong Business College and received a Bachelor Degree in Business and Trade.

Mr. Rufus Decker September 6, 2011 Page 19

Gang Sheng has served as a director on our Board since March 2011. Mr. Sheng is primarily responsible for capital management of the Group. He has over 16 years of experience in providing corporate finance advisory services and investment management. Mr. Sheng is the Vice President of SAIF Partners, a leading growth capital fund focused in China and India. Prior to joining SAIF Partners in March 2007, he was an associate director of Latitude Capital Group, a boutique investment banking firm based in Hong Kong and Beijing. Since June 2009, Mr. Sheng has been the director of Yayi International Inc, a company listed on the OTC Bulletin Board. He is a Certified Public Accountant in the PRC and holds a Bachelor degree in Economics in International Accounting from Renmin University and a Master degree in Business Administration from Beijing University, Guanghua School of Management.

Zhixin Jing has served as a director on our Board since March 2011. Mr. Jing is primarily responsible for the Group’s financial and accounting function including reviewing the Group’s financial position and responsible for the strategic investment planning and corporate finance activities. He has over 18 years of experience in providing corporate finance, restructuring, accounting and audit advisory services. In 2010, Mr. Jing was the General Manager of Shaanxi Branch of Lianhe Credit Management Co., Ltd. From 2005 to 2010, he was an assistant to the chairman of the board of directors of Jiaxin Group and financial advisor to Great Tang Dynasty Xi City Property Co., Ltd. From 1998 to 2004, Mr. Jing was the financial controller of Xi’an City Development and Investment Co. Ltd. which was jointly owned by Xi’an Construction Committee, Xi’an Land Office, Xi’an Development and Reform Commission, Xi’an Public Utilities Administration and Xi’an Planning Bureau. He holds a Bachelor degree in Accounting from Xi'an Jiaotong University.

Board Leadership Structure, page 56

26.
Please tell us, and disclose, the extent of the board’s role in the risk oversight of the company, including how the board administers its oversight function, and the effect that this has on the board’s leadership structure. Refer to Item 407(h) of Regulation S-K.

COMPANY RESPONSE: It is the role of the board of directors to oversee risk in the risk management process. The risk oversight process is the means by which the board determines that the Company has in place a robust process for identifying, prioritizing, sourcing, managing and monitoring its critical risks and that process is improved continuously as the business environment changes.

The board conducts appropriate oversight and monitoring to ensure policies are carried out and processes are executed in accordance with management’s selected performance goals and risk tolerances. Through the risk oversight process, the board:

1.	Obtains an understanding of the risks inherent in the corporate strategy and the risk appetite of management in executing that strategy;

2.	Assess useful information from internal and external sources about the critical assumptions underlying the strategy; and

3.	Stays on alert for organizational dysfunctional behavior that can lead to excessive risk taking, and provides input to executive management regarding critical risk issues on a timely basis.

The reference disclosure will be made in the Company’s future 10-K.

Mr. Rufus Decker September 6, 2011 Page 20

Board of Directors, page 57

Director Qualifications, page 57

27.
With a view towards future disclosure, please tell us whether, and if so, how your nominating and corporate governance committee considers diversity in identifying nominees for director. Please see Item 407(c)(2)(vi) of Regulation S-K.

COMPANY RESPONSE: The Company’s criteria for selecting and appointing committee members includes the candidate’s educational background, past working experience, integrity and reputation in the industry.

Item 11.  Executive Compensation, page 59

Compensation Discussion and Analysis, page 59

28.	Please file Mr. Chan’s employment agreement as an exhibit to your future annual reports.

COMPANY RESPONSE: Mr. Chan’s employment agreement was filed with the Current Report on Form 8-K filed on December 16, 2008 and referenced as an Exhibit to the 2009 Annual Report.  The reference was inadvertently omitted from the 2010 Annual Report.  The Company will include the references in its future 10-K.

Summary Compensation Table, page 59

29.
With a view towards future disclosure, please tell us why you have not disclosed in the “Option Awards” column the option grants to Mr. Chan and Ms. Wen. See Item 402(n)(2)(vi) of Regulation S-K. We also note that Section 3.2 of Ms. Wen’s employment agreement (Exhibit 10.1) indicates that she was granted an option to purchase 100,000 shares of the company’s common stock rather than 10,000 shares as disclosed on page 60. Please explain, or otherwise, reconcile in your disclosures accordingly.

COMPANY RESPONSE :The Company will disclose in the “Option Awards” column the option grants to Mr. Chan and Ms. Fu in its future 10-K.

The Company effectuated a 1-for-10 reverse split on May 7, 2010. Thus the number of shares related to Ms. Fu’s share option before the share consolidation was 100,000 shares and was reduced to 10,000 shares after that.

Item 13.  Certain Relationships and Related Transactions, and Director Independence, page 66

Loans by Related Parties, page 67

30.	To the extent that Mr. Ren’s loan to the company was made pursuant to a written instrument, please ensure that you file the loan agreement as an exhibit with your next periodic report.

Mr. Rufus Decker September 6, 2011 Page 21

COMPANY RESPONSE:  In 2008, Mr. Ren loaned US$70,000 to Suo’ang BST to facilitate its operations. The loan was interest-free, unsecured and due on demand. The loan agreement will be filed as an exhibit in the Company’s next periodic report, which will be its Quarterly Report on Form 10-Q for the quarter ended September 30, 2011.

Signatures

31.	Please have the annual report signed by the principal accounting officer. Please see General Instructions D.2.b.and c of the Form 10-K.

COMPANY RESPONSE: The Company’s future 10-K will be signed by the principal accounting officer. Please note that the Company’s principal accounting officer is the same as its CFO, Ms. Fu.

Financial Statements

Consolidated Statements of Cash Flows, page F-6

32.
Please reconcile the $9,974,370 proceeds from the sales of common stock, net of offering costs, reflected in within your 2009 cash flows from financing activities to your Consolidated statements of changes in shareholder’s equity(deficiency) on page F-5.

COMPANY RESPONSE: We reviewed the 2009 cash flows from financing activities in the Form 10-K for the fiscal year ended December 31, 2010 and found that $9,074,370 proceeds from the from the issuance of convertible notes had been mistakenly shown as $9,074,370 proceeds from the sale of common stock. In the future, the Company will reclassify such proceeds.  We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. The Company does not believe the reclassification of such proceeds requires a revision of its previously filed statement of cash flows that was included in its Form 10-K as it does not change net cash provided by financing activities.

Notes to the Financial Statements

Note. 1.  Organization and Business Activities, page F-8

33.
Until November 12, 2009, your business operations were conducted through Shaanxi Suo’ang Biological Science & Technology Co., Ltd., a PRC company that you controlled through contractual arrangements designed to comply with the law of the People’s Republic of China and Suo’ang BST’s PRC subsidiary, Shaanxi Suo’ang New Energy Enterprise Co., Ltd. Please help us understand how you were able to subsequently directly own 100% of the equity interests of Shaanxi Suo’ang New Energy Enterprise Co., Ltd. and continue to comply with the law of the People’s Republic of China.

Mr. Rufus Decker September 6, 2011 Page 22

COMPANY RESPONSE: In November 2009, Suoke Clean Energy duly entered into an equity transfer agreement with former shareholders of Suo'ang New Energy, pursuant to which 100% equity interests of Suo’ang New Energy was transferred to Suoke Clean Energy and such acquisition was approved by the government authority, Tongchuan Administration for Industry and Commerce. On May 14, 2010, Tongchuan Administration for Industry and Commerce also issued a proof showing all registration for acquisition was completed. All transaction documents and governmental process for acquisition, therefore, has been completed. The entity that entered into the contractual arrangement with the Company is Suo'ang BST rather than Suo’ang New Energy. The Company terminated the contractual arrangement with Suo’ang BST on December 31, 2009.

The PRC government authorities publish or update the Catalogue for the Guidance of Foreign Investors (the "Catalogue") when they believe it is necessary. The most recent effective version of the Catalogue was distributed in 2007. The government authorities usually modify the Catalogue, however, there is no set period of time in which such modifications are made (e.g. the government distributed the Catalogue in 1997, 2002 and 2004). Foreign invested projects fall within one of the following three categories: “encouraged,” “restricted” or “prohibited”. The Catalogue has long been a major guideline of China’s market openness strategies.  Not only does it reflect China’s commitment to continue opening its market to foreign investment, but it also shows China’s attempt to better utilize foreign investment for the country’s own industrial upgrade and national security interest.

If an industry invested by foreign investors falls into the encouraged category, then the foreign investor may enjoy certain incentive or preferential benefits from local government authorities. If the business falls into the restricted category, then it usually might be subject to more intensive governmental examination, the approval of higher authority, limited ownership and etc. As for the prohibited category, usually foreign investors cannot invest in such industries.

Suo'ang New Energy is engaged in the business of producing, selling and distributing CWSF, which business does not fall into the restricted or prohibited categories in the Catalogue. CWSF, as a product with technology for the reduction for coal pollution, to some extent, is encouraged by PRC government. The government, therefore, approved the direct acquisition of Suo’ang New Energy by a Suoke Clean Energy, which is a foreign investment enterprise incorporated under laws of the PRC.

34.
Please disclose how you accounted for the reorganization in 2009. You should address your accounting for the acquisition of the equity interests of Suo’ang New Energy Enterprise Co., Ltd. as well as the termination of the contractual agreements by and among Tongchuan Suoke Clean Energy Co., Shaanxi Suo’ang Biological Science & Technology Co., Ltd and certain stockholders of Shaanxi Suo’ang Biological Science & Technology Co., Ltd.

COMPANY RESPONSE: We began to reorganize our corporate structure in June 2009.  In June 2009, we acquired 100% of Wiscon, which established Suoke Clean Energy, the Company's wholly foreign-owned enterprise, in Tongchuan, Shaanxi Province.  We subsequently entered into a series of agreements transferring all of the rights and obligations of Hangson under the contractual arrangements with Suo'ang BST to Suoke Clean Energy.  On November 12, 2009, Suo'ang New Energy received a new business license from the Tongchuan Administration for Industry and Commerce, which reflected that the acquisition of 100% of the equity of Suo'ang New Energy by Suoke Clean Energy had been completed.  On December 31, 2009, Suoke Clean Energy terminated all of its contractual arrangements with Suo'ang BST. In connection with this termination, certain assets held by Suo'ang BST, such as office equipment, vehicles, bank deposits and accounts receivable, were transferred to Suoke Clean Energy. Employees of Suo'ang BST signed new employment contracts with Suoke Clean Energy and rights and obligations under certain remaining business operation agreements, and research and development contracts between Suo'ang BST and third parties, were assigned to Suo'ang New Energy.  Hangson transferred all of its equity interests in Wiscon to us.

Mr. Rufus Decker September 6, 2011 Page 23

There were no cash or new shares of common stock issued by the Company for the above transactions and the Company accounted for the above transactions as the transfer of assets or equity interests between entities under common control, with no change in the basis of assets or liabilities transferred between the entities under common control.

Note 2.  Summary of Significant Accounting Policies, page F-9

General

35.
Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling and general and administrative expenses line items. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:

•	in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented, and

•
in MD&A that your gross profit amounts may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling and general and administrative expenses.

COMPANY RESPONSE: The following disclosure was added to Form 10-Q for  the period ending June 30, 2011 and will be added to all future filings:

“Cost of goods sold

Expenses which comprise cost of goods sold are the direct cost of raw materials (coal, ferrous sulfate, and coal water mixture chemicals), the costs incurred to get the raw materials to our production plants, salaries of production workers, electricity used for production equipment, water used for production, and manufacturing overhead.  Manufacturing overhead includes materials, depreciation and amortization related to property, plant, and equipment used directly in production of inventory, rent related to plant used directly in the production of inventory, and other such costs associated with preparing our CWSF for sale.  For the _____ ended ________, 20__ and 20__, cost of goods sold was $_______ and _______, respectively.

Mr. Rufus Decker September 6, 2011 Page 24

The transportation costs of shipping CWSF to our customers of $____________ and $__________ for the ____ended __________ and ____, respectively, are included in selling expenses on the consolidated statements of income and other comprehensive income.”

Accounts Receivable, page F-9

36.
You use the aging method to estimate the valuation allowance for anticipated uncollectible receivable balances. Please help us understand why you do not have any allowances recorded based on your use of this method. For example, please clarify if all of your receivable balances are current.

COMPANY RESPONSE: Historically, all of the Company’s accounts receivable have been collected, usually within 30 days of delivery.  At December 31, 2010, the Company’s accounts receivables totaled $3,856,941, of which 100%, or $3,856,941, was collected by the Company from its customers before January 31, 2011.  Accordingly, the Company did not provide for any allowance for anticipated uncollectible receivable balances at December 31, 2010.

Goodwill and Long-Lived Assets, page F-11

37.	In the interest of providing readers with a better insight into management’s judgments in accounting for goodwill, please disclose the following:

•	The reporting unit level at which you test goodwill for impairment and your basis for that determination;

•	How you weight each of the methods used to value goodwill, including the basis for that weighting;

•	How the methodologies used for valuing goodwill in the current year have changed since the prior year; and

•
To the extent that any of your reporting units have estimated fair values that are not substantially in excess of the carrying value and to the extent that goodwill for these reporting units, in the aggregate or individually, if impaired, could materially impact your operating results, please provide the following disclosures for each of these reporting units:

•	Identify the reporting unit;

•	The percentage by which fair value exceeds the carrying value as of the most-recent step-one test;

•	The amount of goodwill;

•	A description of the assumptions that drive the estimated fair value;

•
A discussion of the uncertainty associated with the key assumptions. For example, to the extent that you have included assumptions in your discounted cash flow model that materially deviates from your historical results, please include a discussion of these assumptions; and

Mr. Rufus Decker September 6, 2011 Page 25

•	A discussion of any potential events and/or circumstances that could have a negative effect to the estimated fair value.

Please address what consideration you gave to your market capitalization which appears to be significantly less than your current book value.

If you have determined that the estimated fair value substantially exceeds the carrying value for all of your reporting units, please disclose this determination. Please also provide the above disclosures, as applicable, for any long-lived assets or asset groups for which you have determined that undiscounted cash flows is not substantially in excess of the carrying value and to the extent that the asset amounts, in the aggregate or individually, could materially impact your operating results or total shareholder’s equity. Please refer to Item 303 of Regulation S-K and Sections 216 and 501.14 of the SEC’s Codification of Financial Reporting Policies for guidance.

COMPANY RESPONSE: We appreciate the Staff’s comment on our disclosures about goodwill.  Since goodwill amounts to .07% (seven tenths of one percent) of total assets, we believe our disclosures in the Form 10-K were adequate. Notwithstanding the above, additional information about how we determined impairment is presented below.  However the Company does not feel any additional disclosure is appropriate for such a minor amount of total assets.

Management tests goodwill for impairment at the reporting unit level.  At December 31, 2010, the Company determined that it had one reporting unit, Shaanxi Suo’ang New Energy, that had goodwill recorded on its books.

At the time of goodwill impairment testing, management determines fair value through the use of a discounted cash flow valuation model incorporating discount rates commensurate with the risks involved with its reporting unit.  The methodologies used in the current year are consistent with those used in the prior year.

If the calculated fair value is less than the current carrying value, impairment of the Company may exist. The use of a discounted cash flow valuation model to determine estimated fair value is common practice in impairment testing in the absence of available domestic and international transactional market evidence to determine the fair value. The key assumptions used in the discounted cash flow valuation model for impairment testing include discount rates, growth rates, cash flow projections and terminal value rates. Discount rates are set by using the Weighted Average Cost of Capital (“WACC”) methodology. The WACC methodology considers market and industry data as well as  Company-specific risk factors for each reporting unit in determining the appropriate discount rates to be used. The discount rate utilized is indicative of the return an investor would expect to receive for investing in such a business. Operational management, considering industry and Company-specific historical and projected data, develops growth rates and cash flow projections for the Company.  Terminal value rate determination follows common methodology of capturing the present value of perpetual cash flow estimates beyond the last projected period assuming a constant WACC and low long-term growth rates. As an indicator that each reporting unit has been valued appropriately through the use of the discounted cash flow valuation model, the aggregate fair value of all reporting units is reconciled to the total market capitalization of the Company. The discounted cash flow valuation methodology and calculations was used in the 2010 impairment testing and the reporting unit’s estimated fair value was substantially in excess of its carrying value.

Mr. Rufus Decker September 6, 2011 Page 26

The goodwill of the Company is allocated to one reporting unit and our conclusions regarding the goodwill of Shaanxi Suo’ang New Energy is independent of the market or book value of the Company, therefore management does not believe a decline in stock price or market capitalization would be indicative of an impairment event.

We believe our disclosure complies with 501.14 of the SEC’s Codification of Financial Reporting Policies.

Foreign Currency Translation, page F-13

38.
You state that your functional currency is the Renminbi. Please clarify if this is the functional currency of the parent company, the operating company, or both. Please also disclose which currency the warrants and options disclosed in note 14 are denominated in.

COMPANY RESPONSE: The Renminbi (“RMB”) is the functional currency of Tongchuan Suoke Clean Energy, Shaanxi Suo’ang New Energy and Shenyang Suo’ang New Energy (the “Operating Subsidiaries”) as it is the currency of the People's Republic of China, which is the primary economic environment the Operating Subsidiaries operate in and the environment in which the Company primarily generates and expends cash.  The strike price of the Company’s options and warrants is denominated in US dollars, a currency other than the Company’s functional currency, the RMB.

Note 5. Property, Plant and Equipment, page F-16

39.
Please clarify where in your statement of cash flows you have reflected the 2010 $1.2 million grant from a local government agency to help expand your third CWSF production line. If you are netting such amount against amounts incurred in 2010 for the CWSF production line, please address the appropriateness of this presentation. Refer to ASC 230-10-47-7.

COMPANY RESPONSE: We reviewed our 2010 cash flows.  We agree that $1,181,858 grant from a local government agency had been mistakenly netted against $3,917,554 cash used for purchase of property, plant, and equipment.

On a prospective basis, the Company will reclassify the grant to show the grant and purchase of property plant and equipment gross in its future quarterly and annual filings. We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. The Company does not believe the reclassification of such grant requires a revision of its previously filed statement of cash flows that was included in the 2010 Annual Report and does not affect overall net cash used in investing activities.

Mr. Rufus Decker September 6, 2011 Page 27

Note 6. Deposits on Land Use Rights, Plant, and Equipment, page F-16

40.
The amounts in the table do not agree to the amounts disclosed below the tables. For example, you disclose below the table that you had made deposits of approximately $4,141,000 to acquire a land lease and factory building. However, your table shows a deposit for the purchase of land lease and factory building of $4,227,272. Please advise or revise as necessary.

COMPANY RESPONSE: The Company deposited RMB 27,900,000 for the factory building and land lease during the third and fourth quarter of 2010 at an average USD/RMB exchange rate in effect on the dates of the deposits of 6.73 RMB to $1 USD, resulting in a deposit of $4,141,000.  At December 31, 2010, the RMB 27,900,000 deposit was translated at the December 31, 2010 USD/RMB exchange rate of 6.60 RMB to $1 USD, resulting in a deposit of $4,227,272.  The difference between the $4,141,000 and $4,227,232 is included in foreign currency translation adjustment in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2010.

Likewise, the Company deposited RMB 34,200,000 for the purchase of production machinery during the fourth quarter of 2010 at an average USD/RMB exchange rate in effect on the dates of the deposits of 6.70 RMB to $1 USD, resulting in a deposit of $5,099,000.  At December 31, 2010, the RMB 34,200,000 deposit was translated at the December 31, 2010 USD/RMB exchange rate of 6.60 RMB to $1 USD, resulting in a deposit of $5,181,819. The difference between the $5,099,000 and $5,181,819 is included in foreign currency translation adjustment in the consolidated statements of operations and comprehensive income (loss) for the year ended December 31, 2010.

We will add the following disclosure to all future filings in which the amount of deposits made during a period do not agree to the period end translated balances:

The original deposits do not do not agree to the table because of a change in exchange rates.

Note 14. Warrants and Options, page F-20

41.
You have warrants which are subject to full ratchet anti-dilution adjustments in the event that you issue additional equity, equity linked securities or securities convertible into equity. Please tell us what consideration you gave to ASC 815-40 in accounting for this anti-dilution provision. Refer to ASC 815-40-55-33 and 34.

Mr. Rufus Decker September 6, 2011 Page 28

COMPANY RESPONSE: The Company considered ASC 815-40 (formerly EITF 07-5 Determining Whether an Instrument (or Embedded Feature) is Indexed to an Entity’s Own Stock) in accounting for the warrants anti-dilution provision.  In particular, ASC 40-15-7D indicates an instrument's strike price or the number of shares used to calculate the settlement amount are not fixed if its terms provide for any potential adjustment, regardless of the probability of such adjustment(s) or whether such adjustments are in the entity's control. If the instrument's strike price or the number of shares used to calculate the settlement amount are not fixed, the instrument (or embedded feature) shall still be considered indexed to an entity's own stock if the only variables that could affect the settlement amount would be inputs to the fair value of a fixed-for-fixed forward or option on equity shares.  Accordingly, the conversion feature of the notes and warrants are classified as a derivative liability based on their fair value on the date issued.  Additionally, the strike price of the warrants is denominated in US dollars, a currency other than the Company’s functional currency, the RMB.  As a result, these warrants are not considered indexed to the Company’s own stock.  The FASB’s guidance requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the consolidated statement of income.

The following disclosure was made in Form 10-Q for the period ended June 30, 2011 and will be added to all future filings:

In June 2008, the FASB issued authoritative guidance on determining whether an instrument (or embedded feature) is indexed to an entity’s own stock.  Under the authoritative guidance, effective January 1, 2009, instruments which do not have fixed settlement provisions are deemed to be derivative instruments.  The strike price of the warrants issued by the Company in connection with certain convertible note offerings made during 2008 and 2009 are exercisable at $1.50 to $2.85 per share, and contain exercise prices that may fluctuate based on the occurrence of future offerings or events. Additionally, the strike price of the warrants is denominated in US dollars, a currency other than the Company’s functional currency, the RMB.  As a result, these warrants are not considered indexed to the Company’s own stock.  The FASB’s guidance requires the fair value of these liabilities be re-measured at the end of every reporting period with the change in value reported in the statement of income.

Note 15. Statutory Reserves, page F-21

42.
We note that there were no changes in the amount of statutory reserves from December 31, 2009 to March 31, 2011. Please disclose why, including if this is due to you reaching the maximum reserve amount.

COMPANY RESPONSE: The Company respectfully advises the Staff that the Company’s PRC subsidiaries are required on an annual basis to make appropriations of retained earnings as statutory reserves set at certain percentage of after-tax profit determined in accordance with PRC accounting standards and regulations to fund government-mandated statutory reserves until the balance of such reserves reaches 50% of its registered capital.  There were no changes in the amount of statutory reserves from December 31, 2009 to March 31, 2011 due to the Company reaching the amount of statutory reserves required.

Note 16. Income Taxes, page F-21

43.
Please disclose the amounts of interest and penalties recorded on your income statement and balance sheet. In this regard, we note that you have recorded an estimate of penalties that may be assessed for delinquent U.S. tax returns and reports. Please also disclose your policy for classifying interest and penalties. Refer to ASC 740-10-50-15(c) and 740-10-50-19. If it is reasonably possible that a loss in excess of amounts accrued has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made.

Mr. Rufus Decker September 6, 2011 Page 29

COMPANY RESPONSE: The Company’s policy is to recognize interest and penalties related to uncertain tax positions as a component of the Company’s current provision for income taxes in accordance with the provisions of ASC 740-10-45-25.  As of December 31, 2010, The Company had accrued $110,000 as possible penalties and zero for interest related to 2006, 2007, and 2008 Foreign Bank and Financial Accounts Reports and Information Returns of U.S. Persons with Respect to Certain Foreign Corporations and included in Taxes Payable on the December 31, 2010 balance sheet.  For the year ended December 31, 2010, there were no amounts of interest or penalties on the consolidated statement of operations and comprehensive income (loss).  For the year ended December 31, 2009, $110,000 of above mentioned penalties were included in provision for income taxes on the on the consolidated statement of operations and comprehensive income (loss).   We were late in filing our (1) U.S. federal income tax returns for our taxable years ended September 30, 2007 and 2008, including, without limitation, information returns on Internal Revenue Service ("IRS") Form 5471, Information Return of U.S. Persons With Respect to Certain Foreign Corporations, and (2) information reports for the years ended December 31, 2006, 2007 and 2008 concerning our interests in foreign bank accounts on TD F 90-22.1, Report of Foreign Bank and Financial Accounts ("FBARs"). Late filings of the IRS Forms 5471 subjects us to civil penalties of $10,000 for each of our three foreign subsidiaries with respect to each of the taxable years at issue (for an aggregate of $60,000).  In addition, we are subject to civil penalties for the untimely filing of the FBARs of at least $10,000 for each of our five foreign bank accounts over the three year period at issue (for an aggregate of $50,000).  Although we do not believe that our failure to timely file the FBARs was "willful," if the IRS were to prove that our failure to file an FBAR was "willful," we ultimately could be held liable for a civil penalty for each such failure equal to the greater of $100,000 or 50% of the balance in the unreported foreign bank account.

We will add the following income tax disclosure to all future filings as applicable:

1.           At December 31, 2010 and 2009, we have provided an accrual of $110,000 in our consolidated balance sheets for a tax provision of $110,000 in our consolidated statement of operations and comprehensive income for the year ended December 31, 2009 for what we believe to be the potential liabilities for the untimely filing of IRS Forms 5471 and IRS Report of Foreign Bank and Financial Accounts.  However, the potential liabilities could be the greater of $100,000 or 50% of the balance in the foreign bank account if the IRS were to so determine our failure to file was willful.  We believe the likelihood of the IRS finding our failure to file as being willful is remote.

Note 18.  Commitments and contingencies

General

44.
On page 6 you disclose that you have entered into long-term framework agreements with approximately 90% of your customers which set out guidance on quantities and prices for CWSF, typically with a term of three to five years. Please tell us and disclose how you account for these agreements. Specifically address who assumes the risk of CWSF price changes.

Mr. Rufus Decker September 6, 2011 Page 30

COMPANY RESPONSE: The purpose of the Company in entering into long-term framework agreements with clients is to maintain a stable customer base to increase the Company’s market share.

The long-term framework agreements provide that the Company will be the only supplier for that client within the contracted period of three to five years. The framework agreement states that both parties have to sign a supplementary agreement each year to confirm the price and volume in the coming year.

A supplementary agreement is signed and approved by both parties each year which sets forth the price for the year. The agreement also states that customers are required to communicate the estimate budget volume on a monthly basis for our preparation. We concluded there is no material risk of CWSF price changes placed on us.

Capital Expenditure Commitments

Guangdong Facility, page F-23

45.
On page 22 you disclose that you entered into an agreement with Dongguan Yongchang Paper Co. to purchase a land use right for approximately 5 acres of land and a production factory in Dongguan, Guandong Province for a total purchase price of approximately $5,550,000. Also, in connection with the acquisition of Dongguan Paper, you entered into an agreement pursuant to which you were transferred 100 % of the equity interest in Dongguan Clean Energy Water Coal Mixture Co. from its shareholders for nominal consideration because this transaction was part of the transaction with Dongguan Paper. Please tell us and disclose how you accounted for this transaction, including the acquisition of the 100% equity interest in Dongguan Clean Energy Water Coal Mixture Co. Please ensure your response addresses the fair value of the land use right, the production facility and the equity interest in Dongguan Clean Energy Water Coal Mixture Co.

COMPANY RESPONSE: In accounting for the transaction, the Company first determined whether the purchase of assets from Dongguan Yongchang Paper Co. and Dongguan Clean Energy Water Coal Mixture Co (collectively Yongchang/Dongguan) involved the receipt of productive assets or of a business.  In determining if the factory and land use rights transferred to Sino Clean meet the definition of a business, the Company considered the guidance in ASC 805 (formerly FAS 141R and EITF 98-3 “Determining Whether a Nonmonetary Transaction Involves Receipt of Productive Assets or of a Business”) and SEC Regulation S-X Rule 11-01 (d), and SEC  Regulation C, Rule 405.

When determining whether an asset group constitutes a business, ASC 805 defines a business as: “A business is a self-sustaining integrated set of activities and assets conducted and managed for the purpose of providing a return to investors. A business consists of (a) inputs, (b) processes applied to those inputs, and (c) resulting outputs that are used to generate revenues. For a transferred set of activities and assets to be a business, it must contain all of the inputs and processes necessary for it to continue to conduct normal operations after the transferred set is separated from the transferor, which includes the ability to sustain a revenue stream by providing its outputs to customers”.

Mr. Rufus Decker September 6, 2011 Page 31

Below is a summary of the Company’s evaluation of the guidance in ASC 805:

Inputs — Sino Clean did not acquire any employees, market distribution system, sales force, customer base, no production techniques.  Sino Clean acquired the factory, land use right, and 100% of the equity interest of Dongguan City Water.

Processes — YongSheng/Dongfuan produces and sells paper items and YongSheng/Dongfuan did not produce or sell CWSF.  As such, there is no process that continues when Sino Clean purchases the factory, land use right, and trade name of YongSheng/Dongfuan.

Outputs — There are no customers assigned to Sino Clean from YongSheng/Dongfuan and no other factor in favor of the transaction meeting the definition of a business is presented.

Based on the foregoing, the Company determined the transaction does not met the definition of a business in accordance with ASC 805 and Regulation S-X Rule 210.11-01 (d).

The Company determined the fair value of the land use right was RMB 24,000,000 and the factory RMB 13,200,000 based on their relative fair value to the total cost.  Dongguan Yongchang Paper Co. is a related party to Dongguan Clean Energy Water Coal Mixture Co. and we acquired it solely because it has a business license to manufacture and sell CWSF in Guangdong.  The fair value of the business license was determined to be insignificant and so the fair value of the of the equity interest in Dongguan Clean Energy Water Coal Mixture Co. was determined to be nil.

Exhibit 31.1 – Chief Executive Certification

Exhibit 31.2 – Chief Financial Officer Certification

46.	Please remove the chief executive officer and chief financial officer’s title in the introductory line to each 302 certification. Please comply with this comment in your future periodic reports.

COMPANY RESPONSE: The Company will comply with this comment in its future periodic reports.

Form 10-Q for Fiscal Quarter ended March 31, 2011

Condensed Consolidated Statements of Cash Flows, page 6

47.	Please clarify how your $2,318,540 payable on plant acquisition represents an actual inflow.

COMPANY RESPONSE: We reviewed our March 31, 2011 cash flows.  We agree that $2,318,540 payable on plant acquisition does not represent an actual inflow.  This amount relates to an increase in accounts payable and accrued expenses for raw materials of $909,193 and an increase in accounts payable and accrued expenses of $1,409,347 for other operating accounts payable and accrued expenses.

Mr. Rufus Decker September 6, 2011 Page 32

On a prospective basis, the Company will reclassify the increase in accounts payable and accrued expenses in its future quarterly and annual filings.  We will also include a full discussion of the reclassification and the reasons for it in our notes to the financial statements in such future filings so that readers are fully informed of the reason for the reclassification. The Company does not believe the reclassification requires a revision of its previously filed statement of cash flows that was included in our quarterly report on Form 10-Q for the quarterly period ended March 31 2011 filed on May 16, 2011 and does not affect overall net increase in cash and cash equivalents of $18,299,313.

Notes to the Financial Statements

Fair Value of Financial Instruments, page 10

48.	Please provide all of the disclosures called for by ASC 820-10-50, including those related to changes in your Level 3 assets and liabilities.

COMPANY RESPONSE: We appreciate the Staff’s comment that separate disclosures of changes in Level 3 assets and liabilities attributable to purchases, sales, issuances, and settlements are to be disclosed.

We will add the following disclosure to all future filings in which changes in Level 3 assets and liabilities attributable to purchases, sales, issuances, and settlements occur:

The changes in Level 3 Liabilities measured at fair value on a recurring basis are summarized as follows:

Fair Value of Warrants

Value at January 1, 2010	$
Less: value of warrants exercised in 2010
Fair value adjustment in 2010
Balance at December 31, 2010
Less: value of warrants exercised in ____ 2011
Fair value adjustment at ____, 2011
Value at ________, 2011	$

Note 13.  Subsequent Events

Legal Proceedings, page 18

49.
In regards to the shareholder class action complaint filed on May 6, 2011, you do not believe that it is probable that a material judgment will result and no liability has been accrued. If it is reasonably possible that a loss has been incurred, please disclose an estimate of the loss or range of loss or state that an estimate cannot be made. Refer to ASC 450-20-50-3 and 4.

Mr. Rufus Decker September 6, 2011 Page 33

COMPANY RESPONSE: The Company believes the shareholder class action complaint is without merit and will mount a vigorous defense against the allegations. Legal counsel has been authorized to conduct the required due diligence relevant to this legal suit for the defense.

Although we cannot provide estimates of potential loss or range of loss at this point of time, legal counsel advised us that most of the expenses associated with the defense of this civil law suit will be covered by the Company’s insurance policies.

Management’s Discussion and Analysis

Results of Operations, page 21

50.
In your discussion of other income/expense, please discuss the factors which resulted in significant changes in the fair value of derivative liabilities, including the significant assumptions which resulted in the changes.

COMPANY RESPONSE: The main factor affecting the fair value of derivative liabilities is the stock price of the Company. The Company’a stock price dropped 79% during the valuation period.

The significant assumptions used include the assumption that the derivative holders have rights to exercise the respective financial instruments at any time during the remaining time to maturity before the expiration, the closing stock price of the Company to be equal to the fair value of the stock of the Company as the appraisal date and all participants in market are considered to be willing buyers and sellers. As a result, the market price of stock directly affected the fair value of derivative liabilities for the period.

51.
Gross profit increased 24% to $12.5 million in the first quarter of 2011, as gross profit margin decreased from 41% in the first quarter of 2010 to 37% in the three months ending March 31, 2011, primarily due to lower selling prices to the your largest customer, Shenyang Haizhong Heat Resource, Ltd. due to government regulation on its heating price to residential users. Please disclose the expected impact of government regulations on revenues and gross profit in future periods.

COMPANY RESPONSE: Due to the global economic environment downturn and impact of regulatory bodies’ policies on the free market, gross profit decreased to 37% in the three months ending March 31, 2011. The reduction of selling price to Haizhong Heating from $960 per metric ton to $880 per metric ton represented a decrease of 8.3%. As Haizhong Heating was our largest customer in 2010, the decrease in market value directly affected the gross profit margin for the Company. We expect that restrictive regulations that may carry over to other customers will only generate a minor effect. Overall gross profit margin will maintain at 35%.

On the other hand, the Company is actively seeking more new business opportunities to diversify the influence of global economic downturn. As a result, the Company may still experience growth with an increase in sales volume but see a minor decrease in gross profit margin.

Mr. Rufus Decker September 6, 2011 Page 34

Liquidity and Capital Resources, page 21

52.
Please disclose the reasons for significant changes in operating assets and liabilities as well as cash flow from operations. In this regard, we note that accounts receivable increased from $3.9 million at December 31, 2010 to $8.5 million at March 31, 2011 and cash flows from operations went from $11.3 million for the three months ended March 31, 2010 to $5.1 million for the three months ended March 31, 2011.

COMPANY RESPONSE:  Under the macroeconomic regulations and control by Chinese government and increase in percentage of bank reserves requirement, liquidity in China has tightened since there are more restrictions to obtain credit lines from banks. As a result, accounts receivable increased when our largest customer, Haizhong Heating, extended its credit term after signing a supplementary agreement with the Company. As at June 30, 2011, 95.3% of accounts receivable are outstanding within 60 days. This shows that the credit extension period did not affect the recoverability of outstanding debts.

53.	Please explain to us what the $10.6 million payment from a related party relates to, identifying also the related party.

COMPANY RESPONSE: As disclosed in Footnote 3 to the Financial Statements in the Form 10-K, on December 29, 2010, the Company made a loan of RMB 70 million (US $ 10,307,912) to Suo’ang BST, which is a former consolidated variable interest entity of the Company).  The Company’s chairman and CEO, is also a shareholder, director, chairman and legal representative of Suo’ang BST.  The loan was interest free, unsecured and repayable on or before March 31, 2011. The has been recorded as an Advance to Suo’ang BST in the investing activities in Consolidated Statements of Cash Flows in the Form 10-K.  The loan was due March 31, 2010.  On March 22, 2011, Suo’ang BST repaid the full amount of the principal with interest to the Company.

As disclosed in Footnote 3, the purpose of the loan was to provide funds to be contributed to the registered capital to Suo’ang BST, so that such registered capital was paid up at the time of Suo’ang BST’s annual inspection.  The Company believed that it was in its best interest to loan the funds, for if Suo’ang BST did not have sufficient registered capital it would have failed such annual inspection. The consequences of such failure would have included fines and the disqualification of all directors and officers of Suo’ang BST, including the Company’s chairman and CEO, from serving as a director or senior officer of any PRC company, which would have included the Company’s PRC operating subsidiaries, for a period of three years.  The Company believed the removal of the chairman and CEO from his positions with the Company would have had a significant adverse impact on the management and operations of the Company.  The Company believed this loan was for a valid business purpose.

The loan was ratified by the unanimous written consent of the Audit Committee and the Board of Directors on March 28, 2011.

Mr. Rufus Decker September 6, 2011 Page 35

Form 8-K filed May 18, 2011

54.
Please clearly disclose how you arriving at your adjusted earnings per common share amounts. For example, it does not appear that adjusted earnings divided by the historical basic weighted average number of shares outstanding arrives at the basic adjusted earnings per common share amount for the three months ended March 31, 2011. Refer to Item 10(e)(1)(i) of Regulation S-K.

COMPANY RESPONSE: For the three months ended March 31, 2011, adjusted earnings are calculated by excluding the change in fair value of derivative liabilities and gains (losses) on extinguishment of derivative liabilities.  As noted above, due to embedded conversion feature of the Company’s warrants, the warrants are not considered indexed to the Company’s own stock and are accounted for as derivatives liabilities.  As the change (gains or losses) in the derivatives are excluded in the calculation of adjusted earnings, then they must be considered exercised.  Therefore, the number of shares of common stock used to compute basic earnings per share is increased by the number of shares the warrants would be exercised into upon exercise (extinguishment) of the warrants.  At March 31, 2011, basic weighted number of shares of 23,465,793 is increased by 3,133,582 warrant shares that would be issued upon exercise of all the Company’s warrants, resulting in 26,599,375, the adjusted earnings number of shares.  Adjusted earnings of $8.1 million divided by the 26,599,375 adjusted number of shares results in adjusted earnings per share of $0.30 per adjusted shares.

We will add the following disclosure to all future filings in which adjusted earnings per shares are disclosed:

The adjusted number of shares used to determine adjusted earnings per share is calculated by adding the basic weighted number of shares to the number of shares that would be issued upon exercise of all warrants classified as derivative liabilities.

Form 8-K filed June 17, 2011

Item 7.01 Regulation FD Disclosure

55.
We note your disclosure that the recent slow-down in customer demand was due to customer’s lack of capital as a result of credit tightening and the customers’ inability to obtain lines of credit from banks. With a view towards future disclosure, please provide us with a comprehensive analysis of China’s current economic environment and how the current economic climate has impacted your customers’ ability to obtain bank financing. In addition, please revise your “The PRC economic cycle may negatively impact our operating results” risk factor on page 31 of your 2010 Form 10-K, to accurately reflect the risks that lack of your customers’ ability to obtain credit may have on your operating results.

COMPANY RESPONSE: As stated in Shanghai Daily on June 23, 2011, “China is tightening its monetary policy to curb credit-driven inflation. Since October 2010, China has raised interest rates four times and raised the reserve requirement ratio nine times.” and on June 14, 2011, “New Yuan loans totaled 3.6 trillion Yuan in the first five months of this year, down 12 percent from the same period last year.”

The tightening of credit controls in China has led to a cool down in the large demand for capital by corporations in China. We have considered the influence of the economic environment on our operation and development and concluded that there will be a reduction in our net earnings for the coming 12 months.

Mr. Rufus Decker September 6, 2011 Page 36

It is noted that the tightening monetary policy has had some negative impact on our customers’ ability to obtain financing and, in turn, affected their ability to settle the Company’s trade receivables when they were due. In fact, the Company encountered a slowdown in payment from a few customers in the first half of 2011. After an in-depth study of our trade receivables aging as at June 30, 2011, the Company made an allowance for doubtful accounts of US$1.1 million which was disclosed in our Form 10-K. The Company considered that the amount of provision was sufficient but not excessive.

We will revise the risk factor as follows:

The PRC economic cycle may negatively impact our operating results.

The rapid growth of the PRC economy before 2008 generally led to higher levels of inflation. The PRC economy has more recently experienced a slowing of its growth rate.  A number of factors have contributed to this slow-down, including appreciation of RMB, the currency of China, which has adversely affected China's exports. In addition, the slow-down has been exacerbated by the recent global crisis in the financial services and credit markets, which has resulted in significant volatility and dislocation in the global capital markets. It is uncertain how long the global crisis in the financial services and credit markets will continue and the significance of the adverse impact it may have on the global economy in general, or the Chinese economy in particular. Slowing economic growth in China could result in slowing growth and demand for our products which could reduce our revenue. In the event of a recovery in the PRC, renewed high growth levels may again lead to inflation. Government attempts to control inflation may adversely affect the business climate and growth of private enterprise. In addition, our profitability may be adversely affected if prices for our products rise at a rate that is insufficient to compensate for the rise in inflation.  Furthermore, since 2010, China has raised interest rates four times and raised the reserve requirement ratio nine times, which has resulted in the tightening of the availability of credit.  This has adversely impacted certain of our customers who have had difficulty obtaining additional credit, which has led to their inability to pay trade receivables when due.  Although we do not maintain any lines of credit, the impact of the continued credit tightening may result in the disruption of business operations of our smaller customers and could lead to their inability to perform under their CWSF purchase contracts, which could have a negative impact on our revenues and net earnings.

Form 8-K filed July 15, 2011

56.
We remind you to consider the requirements of Item 9.01(a) and (b) of the Form 8-K as far as whether financial statements of the entity acquired and corresponding pro forma financial information need to be provided.

COMPANY RESPONSE: The Company has not yet determined the purchase price of the proposed acquisition.  If the investment is determined to be a significant acquisition pursuant to the significance tests as outlined in the rules of Regulation S-X, audited statements of the acquired entity will be filed as required.  In addition, corresponding pro forma financial information will be filed as required.

Mr. Rufus Decker September 6, 2011 Page 37

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should any member of the Staff have any questions or comments concerning this filing or the materials transmitted herewith, please do not hesitate to contact Mitchell S. Nussbaum, Esq., of Loeb & Loeb LLP, counsel to the Company at (212) 407-4159, Tahra Wright, Esq., of Loeb & Loeb LLP at (212) 407-4122, or Jessica Yuan, Esq., of Loeb & Loeb LLP at (212) 407-4928.

Sincerely,

/s/ Baowen Ren

Baowen Ren
Chief Executive Officer